UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 25, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Tesla, Inc.

File No. 333-164593 and 001-34756

CF#37120

Tesla, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to filings listed below.

Based on representations by Tesla, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.33	S-1	January 29, 2010	through December 31, 2019
10.50	10-K	February 27, 2012	through December 31, 2019
10.35A	10-K	February 26, 2014	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary